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November 25, 2016
Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Mr. J. Nolan McWilliams
Attorney-Advisor
Re:	Euroseas Ltd. Registration Statement on Form F-3
Filed December 2, 2015
File No. 333-208305

Dear Mr. McWilliams:
We refer to the registration statement on Form F-3 (the "Registration Statement"), filed by Euroseas Ltd. (the "Company") with the Securities and Exchange Commission (the "Commission") on December 2, 2015.
By letter dated December 10, 2015 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.
On November 23, 2016, the Company filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which includes updates related to the passage of time.
This letter responds to the Staff's Comment Letter.  The following numbered paragraph corresponds to the numbered paragraph in the Comment Letter.
General
1.
We note that on November 12, 2015 you furnished in a report on Form 6-K your interim financial statements for the nine months ended September 30, 2015. Please revise your registration statement to provide such interim financial information in your prospectus, or to incorporate such interim financial information by reference. Refer to Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F.

The Company's Form 6-K filed with the Commission on November 23, 2016, which contains interim financial statements for the nine-month period ended September 30, 2016, has been incorporated by reference into the Amended Registration Statement. Therefore, the Amended Registration Statement contains financial statements sufficiently current to comply with the requirements of Item 8.A of Form 20-F.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (202) 737-8833.
Very truly yours,

By: /s/ Anthony Tu-Sekine
Anthony Tu-Sekine

Cc:          Ada D. Sarmento
Senior Counsel
Securities and Exchange Commission

Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.

EUROSEAS LTD.
 4 Messogiou & Evropis Street
151 25 Maroussi, Greece

November 25, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
 Washington, D.C. 20549

Re:	Euroseas Ltd.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,
Euroseas Ltd.
By:  /s/  Dr. Anastasios Aslidis
Name:   Dr. Anastasios Aslidis
Title:     Chief Financial Officer